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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                      PURSUANT TO SECTION 14(d)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                              BEST SOFTWARE, INC.
                           (Name of Subject Company)

                            BOBCAT ACQUISITION CORP.
                               THE SAGE GROUP PLC
                                   (Bidders)
                            ------------------------
                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)
                            ------------------------
                                   000865791
                     (CUSIP Number of Class of Securities)
                            ------------------------
                                  PAUL WALKER
                                CHIEF EXECUTIVE
                               THE SAGE GROUP PLC
                                   SAGE HOUSE
                                  BENTON PARK
                              NEWCASTLE UPON TYNE
                                ENGLAND NE7 7LZ
                                 (191) 255-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                                    COPY TO:

                            RONALD C. BARUSCH, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                            1440 NEW YORK AVENUE, NW
                             WASHINGTON, D.C. 20005
                                 (202) 371-7000
                            ------------------------
                           CALCULATION OF FILING FEE
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
            TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
---------------------------------------------------------------------------------------------

                 $458,282,720                                     $91,657
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

* For purposes of calculating fee only. This amount assumes (i) the purchase of 11,826,614 outstanding shares of common stock of Best Software, Inc. and (ii) 1,267,178 shares of common stock of Best Software, Inc. which may be issued upon exercise of outstanding options, in each case, at $35.00 in cash per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percentum of the value of shares to be purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid: Not applicable.          Filing Party: Not
applicable.
       Form or Registration No.: Not applicable.          Date Filed: Not
applicable.
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



                                 SCHEDULE 14D-1


------------------------------

CUSIP No. 000865791

------------------------------

------------------------------------------------------------------------------------------------------------------------------

   1.     Names of Reporting Person
          S.S. or I.R.S. Identification Nos. of Above Persons

          Bobcat Acquisition Corp.

------------------------------------------------------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group                                                        (a) [ ]
                                                                                                                  (b) [ ]

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   3.     SEC Use Only


------------------------------------------------------------------------------------------------------------------------------

   4.     Source of Funds
          AF

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   5.     Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f)                      [ ]

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   6.     Citizenship or Place of Organization
          Virginia

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   7.     Aggregate Amount Beneficially Owned By Each Reporting Person
          1,007,859
          (see the Offer to Purchase)

------------------------------------------------------------------------------------------------------------------------------

   8.     Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares                                        [ ]

------------------------------------------------------------------------------------------------------------------------------

   9.     Percent of Class Represented By Amount in Row (7)
          6.4%

------------------------------------------------------------------------------------------------------------------------------

  10.     Type of Reporting Person
          CO

------------------------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 14D-1


------------------------------

CUSIP No. 000865791

------------------------------

------------------------------------------------------------------------------------------------------------------------------

   1.     Names of Reporting Person
          S.S. or I.R.S. Identification Nos. of Above Persons

          The Sage Group plc

------------------------------------------------------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group                                                        (a) [ ]
                                                                                                                  (b) [ ]

------------------------------------------------------------------------------------------------------------------------------

   3.     SEC Use Only

------------------------------------------------------------------------------------------------------------------------------


   4.     Source of Funds
          WC, OO

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   5.     Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f)                      [ ]

------------------------------------------------------------------------------------------------------------------------------

   6.     Citizenship or Place of Organization
          United Kingdom

------------------------------------------------------------------------------------------------------------------------------

   7.     Aggregate Amount Beneficially Owned By Each Reporting Person
          3,359,883
          (see the Offer to Purchase)

------------------------------------------------------------------------------------------------------------------------------

   8.     Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares                                        [ ]

------------------------------------------------------------------------------------------------------------------------------

   9.     Percent of Class Represented By Amount in Row (7)
          21.2%

------------------------------------------------------------------------------------------------------------------------------

  10.     Type of Reporting Person
          CO

------------------------------------------------------------------------------------------------------------------------------

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Bobcat Acquisition Corp., a Virginia corporation (the "Purchaser"), and a wholly owned subsidiary of The Sage Group plc, a company organized under the laws of England ("Parent"), to purchase all of the outstanding shares (the "Shares") of common stock, no par value (the "Common Stock") of Best Software, Inc., a Virginia corporation (the "Company"), at $35.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 14, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which together constitute the "Offer"). This Statement also constitutes a Statement on
Schedule 13D of each of Parent and the Purchaser.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Best Software, Inc., a Virginia corporation, and the address of its principal executive offices is 11413 Isaac Newton Square, Reston, Virginia 20190.

     (b) The class of securities to which this Statement relates is the Common Stock. The Company has represented that as of January 12, 2000 there were 11,826,614 shares of Common Stock issued and outstanding and (b) outstanding options to purchase an aggregate of 1,633,578 shares of Common Stock. Purchaser is seeking to purchase all of the outstanding Shares at a purchase price of $35.00 per Share, net to the seller in cash.

     (c) The information set forth in "Section 6 -- Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by Parent and the Purchaser. The information set forth in the "INTRODUCTION" and "Section 9 -- Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and the Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in
Schedule I of the Offer to Purchase and incorporated herein by reference.

     (e)-(f) During the last five years neither Parent or the Purchaser nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in
Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)(1) Other than the transactions described in Item 3(b) below, neither Parent or the Purchaser nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

     (a)(2) Other than the transactions described in Item 3(b) below, neither Parent or the Purchaser nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) The information set forth in the "INTRODUCTION", "Section 9 -- Certain Information Concerning Parent and the Purchaser", "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Section 12 -- Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "Section 10 -- Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the "INTRODUCTION", "Section
11 -- Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Section 12 -- Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in "Section 7 -- Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in "Section 9 -- Certain Information Concerning Parent and the Purchaser" and "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "INTRODUCTION", "Section 10 -- Source and Amount of Funds", "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements", "Section
12 -- Plans for the Company; Other Matters" and "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in "Section 9 -- Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Parent or the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I of the Offer to Purchase, and the Company or any of its executive officers, directors, controlling persons or subsidiaries.

     (b)-(c) The information set forth in the "INTRODUCTION", "Section
14 -- Conditions of the Offer" and "Section 15 -- Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in "Section 7 -- Effect of the Offer on the Market for Shares; Stock Listing; Exchange Act Registration; Margin Regulations" and "Section 15 -- Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letters of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)    Offer to Purchase dated January 14, 2000.
(a)(2)    Letter of Transmittal.
(a)(3) Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.
(a)(4)    Letter to Clients.
(a)(5)    Notice of Guaranteed Delivery.
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.
(a)(7)    Press Release issued by Parent, dated January 12, 2000.
(a)(8)    Form of Summary Advertisement, dated January 14, 2000.
(a)(9)    Financial Statements of Parent for the fiscal years ended
          September 30, 1998 and 1997.
(b)(1) Vendor Placing Agreement, dated January 12, 2000, by and between Parent and Deutsche Bank AG London.
(c)(1) Agreement and Plan of Merger, dated January 12, 2000, by and among Parent, the Purchaser and the Company.
(c)(2)    Shareholders Agreement, dated January 12, 2000, by and among
          Parent, the Purchaser and certain Shareholders of the Company.
(c)(3)    Stock Option Agreement, dated January 12, 2000, by and among
          Parent and the Company.
(c)(4) Mutual Non-Disclosure Agreement, dated October 14, 1999, by and between Parent and the Company.
(c)(5)    Letter Agreement, dated December 22, 1999, by and between
          Parent and the Company.
(d)       None.
(e)       Not applicable.
(f)       None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2000

                                          BOBCAT ACQUISITION CORP.

                                          By: /s/ PAUL WALKER
                                            ------------------------------------
                                              Name:  Paul Walker
                                              Title:   President

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2000

                                          THE SAGE GROUP PLC

                                          By: /s/ PAUL WALKER
                                            ------------------------------------
                                              Name:  Paul Walker
                                              Title:   Chief Executive

                               INDEX TO EXHIBITS

EXHIBIT
 NUMBER                             EXHIBIT
-------                             -------
(a)(1)    Offer to Purchase dated January 14, 2000.
(a)(2)    Letter of Transmittal.
(a)(3)    Letter for use by Brokers, Dealers, Banks, Trust Companies
          and Nominees to their Clients.
(a)(4)    Letter to Clients.
(a)(5)    Notice of Guaranteed Delivery.
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.
(a)(7)    Press Release issued by Parent, dated January 12, 2000.
(a)(8)    Form of Summary Advertisement, dated January 14, 2000.
(a)(9)    Financial Statements of Parent for the fiscal years ended
          September 30, 1998 and 1997.
(b)(1)    Vendor Placing Agreement, dated January 12, 2000, by and
          between Parent and Deutsche Bank AG London.
(c)(1)    Agreement and Plan of Merger, dated January 12, 2000, by and among Parent, the Purchaser and the Company.
(c)(2)    Shareholders Agreement, dated January 12, 2000, by and among
          Parent, the Purchaser and certain Shareholders of the
          Company.
(c)(3)    Stock Option Agreement, dated January 12, 2000, by and among
          Parent and the Company.
(c)(4)    Mutual Non-Disclosure Agreement, dated October 14, 1999, by and between Parent and the Company.
(c)(5)    Letter Agreement, dated December 22, 1999, by and between
          Parent and the Company.
(d)       None.
(e)       Not applicable.
(f)       None.